[Celanese Logo]

                                  Celanese AG
                          Frankfurter Strasse 111
                           61476 Kronberg im Taunus


                              ISIN: DE 0005753008
                     Securities Identification No. 575 300

                Invitation to the Extraordinary General Meeting
                                of Celanese AG



                               Dear Shareholder,

                          We invite you to attend the

                         Extraordinary General Meeting


                                      of

                                  Celanese AG
                     on Friday, July 30, 2004, 10:00 a.m.

                                      at

                              Luise-Albertz-Halle
                               Dueppelstrasse 1
               (entrance "Hauptfoyer 1" / Danziger Strasse)
                               46045 Oberhausen





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                                       2


Should it not be possible to finalize the Agenda on that day, the Extraordinary
            General Meeting will be continued at the same venue on

                      Saturday, July 31, 2004, 10:00 a.m.



                                    Agenda



1.    Resolution concerning the Approval of a Domination and Profit and Loss

      Transfer Agreement with BCP Crystal Acquisition GmbH & Co. KG


      Subsequent to its voluntary public takeover offer from February 2004, today BCP Crystal Acquisition GmbH & Co. KG, Stuttgart, ("BCP"), a limited partnership (Kommanditgesellschaft) controlled by a group of investment funds advised by The Blackstone Group LP, New York (USA), holds 41,588,227 of the total number of 54,790,369 registered ordinary shares of Celanese AG. Because of the majority participation, Celanese AG and BCP constitute a controlling group. Under the provisions of the applicable German law relating to stock corporations and groups of companies, all transactions and measures of Celanese AG taken or refrained from at the behest of BCP, must be examined as to whether they have any disadvantageous effect and - as the case may be - have to be compensated (Nachteilsausgleich). These obligations in the case of a factual group cause considerable delays in the business processes and in the co-operation between the group companies BCP and Celanese AG.

      The legal and practical difficulties of being in a controlling group are avoided by executing a domination agreement. The dominating company can directly instruct the Management Board of the dominated company in a contract group to take measures and to transact business in the interest of the dominating company, even if they are disadvantageous for the dominated company, as long as they serve the interests of the dominating company or companies affiliated with the dominating and the dominated company.

      For this reason on June 22, 2004 Celanese AG, as the dominated company, and BCP, as the dominating company, executed the domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabfuehrungsvertrag), which is presented here for the approval of the general meeting. The Supervisory Board of Celanese AG has approved the domination and profit and loss transfer agreement on June 22, 2004, the partners of BCP on June 22, 2004.
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                                       3

      The obligation to transfer the entire profit is intended to create a tax consolidation (Organschaft) between BCP and Celanese AG for corporate and trade tax purposes. The contractual assumption of the obligation to transfer profits is an indispensable precondition for the consolidation for corporate and trade tax purposes.

      The interests of the outside shareholders are protected through compensation in the form of a guaranteed dividend payment (Ausgleich) and through BCP's obligation to compensate for losses
      (Verlustausgleich). The outside shareholders (aussenstehende Aktionaere) who wish to give up their Celanese shares in view of the domination and profit and loss transfer agreement are entitled to fair cash compensation (angemessene Barabfindung).

      On June 22, 2004, BCP Caylux Holdings Luxembourg S.C.A. ("BCP Luxembourg") has issued a Letter of Support (Patronatserklaerung) according to which BCP Luxembourg undertakes irrevocably and unconditionally to provide that BCP is managed and provided with financing in a manner that BCP is at all times in the position to entirely fulfill all of its obligations under or in connection with the domination and profit and loss transfer agreement when such obligations become due. According to the Letter of Support, BCP Luxembourg furthermore guarantees all outside shareholders of Celanese AG that BCP will perform vis-a-vis the outside shareholders all of its obligations under or in connection with the domination and profit and loss transfer agreement when such obligations become due, in particular the obligation to pay the guaranteed dividend and the fair cash compensation.

      The joint report by the management board of Celanese AG and the management of BCP Management GmbH as the sole general partner of BCP contains further explanations regarding the domination and profit and loss transfer agreement.

      The Supervisory Board and the Management Board propose that the execution of the domination and profit and loss transfer agreement dated June 22, 2004 between Celanese AG and BCP be approved. The domination and profit and loss transfer agreement reads as follows (non binding translation from the German language):



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                                       4


               "Domination and Profit and Loss Transfer Agreement
                -------------------------------------------------

                                    between
                BCP Crystal Acquisition GmbH & Co. KG, Stuttgart
                                  -"BCP"-

                                     and

                          Celanese AG, Kronberg i.T.
                                - "Celanese" -


                                   (section) 1
                                    Management

(1) Celanese shall submit the management of its company under the control of BCP.

(2) In accordance with this, BCP shall be entitled to give instructions to the management board of Celanese with respect to the management of the company.

                                   (section) 2
                                 Profit Transfer

(1) Celanese is obligated to transfer its entire profits to BCP. Subject to the creation or dissolution of reserves in accordance with para. 2 of this (section)2 the annual net income which would accrue without the profit transfer, reduced by a possible loss carried forward from the preceding year and the amount to be allocated to the legal reserve, must be transferred.

(2) With the consent of BCP, Celanese may allocate parts of the annual net income to other earnings reserves ((section) 272 para 3 of the German Commercial Code), insofar as this is admissible under commercial law and economically justified by a sound commercial judgement. Other earnings reserves pursuant to (section) 272, para. 3 of the German Commercial Code created during the term of this Agreement shall be dissolved upon the demand of BCP and used to compensate an annual net loss or transferred as profits. Other reserves and profit carried forward from the time before the term of this Agreement may not be transferred as profit or used to compensate an annual net loss.

(3) The obligation to transfer profit first applies to the entire profit of the (short) fiscal year in which this Agreement becomes valid in accordance with (section) 6, para. 2, sentence 1 (retroactive effect of the profit transfer to the beginning of the (short) fiscal year). The obligation becomes due at the end of each fiscal year and bears interest of 5% p.a. from that date.

                                    (section) 3
                                 Assumption of Loss

(1) BCP is obligated to compensate Celanese for each annual net loss that would otherwise arise during the term of this Agreement, unless such loss is compensated for by withdrawing, in accordance with (section) 2, para. 2, sentence 2, amounts from the other earnings reserves that have been allocated to them during the term of this Agreement.

(2) (section) 2, para. 3 applies correspondingly to the obligation to compensate losses.


                                     (section) 4
                                Guaranteed Dividend



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                                      5


(1) BCP hereby guarantees vis-a-vis the outside shareholders of Celanese an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend). This guaranteed dividend payment shall add up to a gross amount of EUR 3.27 per non-par value share for each full fiscal year minus corporation tax and solidarity surcharge in accordance with the rate applicable to each of these taxes for the fiscal year concerned, whereby this deduction is to be calculated only on the basis of the pro rata guaranteed dividend of EUR 1.45 per non-par value share, included in the gross amount, arising from profits subject to German corporation tax. Taking into account the circumstances at the time of the conclusion of this Agreement, 25% corporation tax plus 5.5% solidarity surcharge, that is EUR 0.38, are deducted from the pro rata guaranteed dividend of EUR
    1.45 per non-par value share arising from the profits subject to German corporation tax. Together with the remaining pro rata guaranteed dividend of EUR 1.82 per non-par value share arising from profits not subject to German corporation tax and taking into account the circumstances at the time of the conclusion of this Agreement, this results in a guaranteed dividend payment in the amount of EUR 2.89 per non-par value share for a full fiscal year.

(2) The guaranteed dividend payment shall become due on the first banking day following the annual shareholders' meeting of Celanese for the preceding fiscal year. The guaranteed dividend shall be granted beginning with the fiscal year in which this Agreement takes effect in accordance with (section) 6, para 2. If this Agreement terminates during a Celanese fiscal year or if, during the period of time for which the obligation to transfer profit in accordance with (section) 2, para. 3 applies, Celanese forms a short fiscal year, the guaranteed dividend shall be reduced pro rata temporis.

(3) If Celanese's share capital is increased by way of conversion of the company's funds in return for the issuance of new shares, the guaranteed dividend per share shall decrease in such a way that the total amount of the guaranteed dividend remains unchanged.

(4) If Celanese's share capital is increased by means of a contribution in cash or in kind, the rights arising from this (section) 4 shall also apply to the shares resulting from the capital increase subscribed to by outside shareholders.

(5) In the case that proceedings concerning the adequacy of the guaranteed dividend ("Spruchverfahren") pursuant to the respective Act ("Spruchverfahrensgesetz") are initiated and the court determines a higher guaranteed dividend by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the guaranteed dividend they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if BCP, in a settlement to avert or terminate proceedings concerning the adequacy of the guaranteed dividend ("Spruchverfahren") pursuant to the respective Act ("Spruchverfahrensgesetz"), agrees to a higher guaranteed dividend vis-a-vis a Celanese shareholder.

                                    (section) 5
                                    Compensation

(1) Upon demand of an outside shareholder of Celanese, BCP shall acquire his shares in return for a cash compensation of EUR 41.92 per non-par value share.

(2) The obligation of BCP to acquire shares is limited to a specific period of time. The period of time shall expire three months after the date on which the registration of this Agreement in the commercial register of Celanese shall be deemed to have been announced in accordance with (section) 10 of the German Commercial Code, but not earlier than three month after the beginning of the fiscal year of Celanese following the one commencing on January 1, 2004. An extension of the time period pursuant to (section) 305, para. 4, sentence 3 of the German Stock Corporation Act due to a motion for determination of the guaranteed dividend or the compensation by the court specified in (section) 2 Spruchverfahrensgesetz shall remain unaffected; in this case, the period of time expires two months after the date on which the decision on the last motion ruled on has been announced in the Federal Gazette.


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                                       6


(3) The sale of the shares shall be free of cost for Celanese shareholders.

(4) If, by the expiration of the time period defined in para. 2 of this (section) 5, Celanese's share capital is increased by way of conversion of the company's funds in return for the issuance of new shares, the compensation per share shall decrease in such a way that the total amount of the compensation remains the same. If Celanese's share capital is increased by means of a contribution in cash or in kind, the rights arising from this (section) 5 shall apply also to the shares resulting from the capital increase subscribed to by outside shareholders.

(5) In the case that proceedings concerning the adequacy of the compensation ("Spruchverfahren") pursuant to the respective Act ("Spruchverfahrensgesetz") are initiated and the court determines an increased compensation by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the compensation they have received, even if they have already tendered their shares in return for compensation. In the same way, all outside shareholders shall be treated equally if BCP, in a settlement to avert or terminate proceedings concerning the adequacy of the compensation ("Spruchverfahren") pursuant to the respective Act ("Spruchverfahrensgesetz"), agrees to a higher compensation vis-a-vis a Celanese shareholder.


                                    (section) 6
                              Effectiveness and Term

(1) This Agreement is concluded subject to the consent of the supervisory board of Celanese. It also requires the consent of the shareholders' meeting of Celanese and the consent of all partners of BCP.

(2) This Agreement shall become valid upon its registration in the commercial register at the registered office of Celanese, however not earlier than the beginning of the fiscal year of Celanese following the one commencing on January 1, 2004. (section) 2, para. 3 and (section) 3, para. 2 shall remain unaffected.

(3) This Agreement can be terminated in writing, subject to a notice period of six months, prior to the end of a fiscal year of Celanese. This Agreement may be terminated for the first time as of the end of the fiscal year that expires at least five years after the beginning of the fiscal year in which it becomes valid in accordance with para. 2, sentence 1 of this (section) 6. In determining whether or not the notice period has been complied with, the point in time at which the letter of termination is received by the respective other party to this Agreement shall be decisive.

(4) The right to terminate this Agreement for good cause without notice shall remain unaffected. Good causes are, in particular, those within the meaning of (section) 14, para. 1, item 3, sentence 2 of the German Corporation Tax Act and the loss of the majority of the voting rights resulting from the shares in Celanese.


                                  (section) 7
                               Final Provisions

(1) The parties have translated this Agreement into the English language, translations in other languages may possibly follow. However, only the German language version of the Agreement is binding.

(2) Should a present or future provision of this Agreement be or become entirely or partly invalid or impracticable, or should there be an omission in this Agreement, the validity of the remaining provisions shall not be affected thereby. The parties to this Agreement, in the place of the invalid or impracticable provision or in order to fill in the omission, undertake to agree on an appropriate provision that, within the framework of what is legally permissible, comes closest to what the parties to this Agreement intended or would have intended in accordance with the purpose of this Agreement if they had considered the point.


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                                       7


    Kronberg im Taunus, June 22, 2004

    Dr. Andreas Pohlmann
    Celanese AG

    Dr. Joachim Kaffanke
    Celanese AG

    Cornelius Geber
    BCP Crystal Acquisition GmbH & Co. KG


    New York, June 21, 2004

    Chinh E. Chu
    BCP Crystal Acquisition GmbH & Co. KG"

_______________________________________________________________________________



      The following documents will be made available for inspection by the shareholders on the premises of Celanese AG's registered office at Frankfurter Strasse 111, D-61476 Kronbeg im Taunus as from the date of announcement of this convocation in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger):

      o the domination and profit and loss transfer agreement executed by Celanese AG and BCP;

      o the annual financial statements and the management reports as well as the consolidated annual financial statements and the management reports for the Group for the fiscal years 2001, 2002 and 2003 of Celanese AG;

      o the opening balance sheets as of December 11, 2003, resp. October 22, 2003 and the annual financial statements of BCP and BCP Management GmbH for the short fiscal year ending December 28, 2003 and interim financial statements of BCP and BCP Management GmbH as of May 31, 2004;

      o the joint report by the Management Board of Celanese AG and the Management of BCP Management GmbH as sole general partner of BCP, given pursuant to (section) 293a AktG;

      o      the expert opinion of Ernst & Young AG,
             Wirtschaftspruefungsgesellschaft, Frankfurt am Main, regarding the enterprise value of Celanese AG;


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                                       8


      o the report prepared by the court-appointed contract auditor PwC Deutsche Revison Aktiengesellschaft
             Wirtschaftspruefungsgesellschaft, Frankfurt am Main, given pursuant to (section) 293e AktG;

      o      the Letter of Support issued by BCP Luxembourg.


      These documents will also be made available for inspection by the shareholders at the General Meeting. They will also be sent immediately and free of charge to any shareholder upon request.


2.    Change of Fiscal Year, Alteration of the Articles of Association


      To be able to meet the preconditions of the tax consolidation as soon as possible, it is intended to change the fiscal year of Celanese AG. The competent tax office in Bad Homburg has already approved this change of the fiscal year on June 9, 2004.


      Hence, the Management Board and the Supervisory Board propose that the following amendment of the articles of association be resolved:


      Effective as of September 30 / October 1, 2004, the fiscal year will be changed to commence respectively on October 1 and end on September 30 of the subsequent year. The period commencing January 1, 2004 and ending September 30, 2004 is a short fiscal year.


      Section 5 of the articles of association is amended as follows:

            "The fiscal year of the company shall commence on October 01 and end on September 30 of the following year. The period from January 01, 2004 to September 30, 2004 is a short fiscal year."



3. Election of the Auditors for the Short Fiscal Year January 1, 2004 - September 30, 2004


      By resolution of the general meeting of Celanese AG on June 15, 2004, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft, Frankfurt am Main, was appointed as the auditor for the annual financial statements and the consolidated financial statements for the fiscal year 2004. Due to the proposed change of the fiscal year and creation of a short fiscal year for the period starting January 1, 2004 and ending September 30, 2004 (agenda item 2), a resolution regarding the appointment of the auditor for the short fiscal year running from January 1, 2004 to September 30, 2004 is proposed for precautionary reasons.


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                                       9


      On the basis of a resolution of its Finance & Audit Committee the Supervisory Board therefore proposes the following resolution:


      KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
      Wirtschaftspruefungsgesellschaft, Frankfurt am Main, is appointed as the auditor for the annual financial statements and the consolidated financial statements for the short fiscal year running from January 1, 2004 to September 30, 2004.

                          ___________________________


Supplementary Information

      In accordance with sect. 128, para. (2) of the German Stock Corporation Act (Aktiengesetz) we state the following:

      Dr. Bernd Thiemann, Chairman of the Supervisory Board of Celanese AG, is, among others, Vice Chairman of the Supervisory Board of M.M. Warburg & Co. KGaA Holding, Hamburg, Member of the Supervisory Board of M.M. Warburg Bank KGaA, Hamburg, Member of the Supervisory Board of Bankhaus Hallbaum AG & Co., Hanover.

      As part of the demerger of the industrial chemicals activities from Hoechst AG to Celanese AG, a redistribution was conducted in October 1999. This redistribution served to facilitate matching supply and demand for future Celanese shares. The following institutions were members of the bank consortium that managed the redistribution: Credit Suisse First Boston, Dresdner Kleinwort Benson (today known as Dresdner Kleinwort Wasserstein), Bayerische Landesbank, Deutsche Bank, DG Bank (today known as DZ BANK), Goldman Sachs, JP Morgan (today known as J.P. Morgan Chase) and Landesbank Hessen-Thueringen.


Conditions for Attending the Extraordinary General Meeting and Exercising Voting Rights

To attend the Extraordinary General Meeting and to exercise voting rights either personally or by an authorized representative, pursuant to Section 13 of the Articles of Association shareholders are required to be registered in the share register of the Company on the day of the Extraordinary General Meeting and to have registered with the Company no later than July 27, 2004.


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                                       10


The Company will provide the shareholders registered in the share register with the agenda items for the Extraordinary General Meeting as well as with a registration form and an authorization form.


We ask the shareholders registered in the German part of the share register to submit their registration to one of the following addresses:

By post:
                    Celanese AG
                    Aktionaersservice
                    c/o registrar services GmbH
                    PO Box
                    D-60630 Frankfurt am Main


By fax:

                    + 49 (0) 1805/40 49 81


Via the Internet:

                    www.celanese.com/hv
                    -------------------

We ask the shareholders registered in the US part of the share register to submit their registration to one of the following addresses:

By post:
                    Mellon Investor Services, L.L.C.
                    PO Box 3671
                    South Hackensack NJ 07606-9371
                    USA


By fax:
                    + 1 201 296 41 42

Via the Internet:

                    www.celanese.com/hv
                    -------------------


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                                       11


The respective address for registration relevant for each individual shareholder is specified in the documents to be sent to the shareholders.

Shareholders registered in the share register can also exercise their voting rights by proxy, e.g. through a credit institute or a shareholders' association. In this case, such proxy must be registered on time for attendance. The persons entitled to attend will receive admission tickets. If neither a credit institute nor a shareholders' association is to act as proxy, power of attorney can be granted in the following manner also by using electronic media or by fax. Registered shareholders may grant a proxy to other persons by ordering admission tickets electronically at the above internet address as specified in the documents to be sent to the shareholders. A proxy may further be granted by ordering an admission ticket for the proxy at the above fax number as specified in the documents to be sent to the shareholders.

In addition, we offer to those shareholders who cannot participate personally to be represented in accordance with their instructions by proxies named by the Company. These proxies are employees of the Company and are authorized by the shareholders to exercise voting rights in accordance with the shareholders' instructions as to the items on the agenda. The authorization and the instructions concerning the vote can be transmitted until the end of July 27, 2004, in writing, by fax or via the Internet, in each case at the above mailing address, fax number or internet address as specified in the documents to be sent to the shareholders.

The details regarding registration and authorization are explained in the documents to be sent to the shareholders. We apologize for any inconvenience caused by the fact that we do not provide our shareholders with the opportunity to issue instructions to the proxies named by the Company until the end of the general debate but instead only until the expiry of the registration period by the end of July 27, 2004. There are no plans to transmit the Extraordinary General Meeting via the Internet.

If you would like to exercise your right as a registered shareholder to make countermotions and election proposals prior to the date of the Extraordinary General Meeting, countermotions and election proposals must be exclusively addressed to the following address:


      Celanese AG
      Corporate Secretary
      Frankfurter Strasse 111
      D-61476 Kronberg im Taunus
      Fax:  +49 (0)69-305-36780
      or by e-mail to: HV2004@celanese.com


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                                       12


Motions and election proposals otherwise addressed will not be accepted. All countermotions and election proposals by shareholders that are to be made available for inspection, including the name of the shareholder, the relevant reasons and any position taken by the Management may be viewed by the other shareholders at www.celanese.com/hv_gegenantraege.
                ---------------------------------

Kronberg im Taunus, in June 2004

                                  Celanese AG
                            The Board of Management
               ________________________________________________

This document constitutes a translation of the authentic German version. In case of any discrepancies the German version shall be authoritative. The German version is available for inspection at www.celanese.com/de/hv. It will also be sent immediately and free of charge to any shareholder upon request.


           Important Notice in accordance with U.S. Securities Laws


In connection with the domination and profit and loss transfer agreement described in this document, BCP Crystal Acquisition GmbH & Co. KG will be required to make a mandatory offer pursuant to German law to acquire shares of Celanese AG for specified compensation. At the time the mandatory offer is commenced, assuming the U.S. tender rules apply to the transaction, BCP Crystal Acquisition GmbH & Co. KG will file a tender offer statement with the SEC with respect to the mandatory offer and Celanese AG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the mandatory offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on Schedule 14D-9 and other relevant documents regarding the mandatory offer filed by BCP Crystal Acquisition GmbH & Co. KG or Celanese AG, as the case may be, with the SEC when they become available because they will contain important information. Celanese AG shareholders will be able to receive these documents, when they become available, free of charge at the SEC's web site, www.sec.gov. Celanese AG shareholders will also be able to obtain documents filed by BCP Crystal Acquisition GmbH & Co. KG in connection with the mandatory offer free of charge from BCP Crystal Acquisition GmbH & Co. KG and documents filed by Celanese AG in connection with the mandatory offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.


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                                       13

              For holders of Ordinary Shares in the United States


No vote or consent of any shareholder is being sought or solicited hereby. BCP Crystal Acquisition GmbH & Co. KG has approved the domination and profit and loss transfer agreement and has agreed to vote in favor of approval of a shareholders resolution approving the domination and profit and loss transfer agreement at the Extraordinary General Meeting. Approval of such resolution does not require the vote or consent of any other shareholder, and no such vote or consent is being sought or requested. This document is merely a notification of the Extraordinary General Meeting being provided for the information of other shareholders pursuant to the requirements of German law. This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated hereby has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or an applicable exemption from the registration requirements of such act.